

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC FILE NUMBER
8-53064

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

General American Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

700 Market Street
(No. and Street)

| St. Louis, | Missouri | 63101 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Anderson (314) 444-0715
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

| One City Centre | St. Louis | Missouri | 63101-1819 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Steven D. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedule pertaining to the firm General American Distributors, Inc., (the "Company") as of and for the year ended December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature/Date

Chief Financial Officer

Title



Notary Public

CAROLYN ROLFES
Notary Public – Notary Seal
State of Missouri
City of St. Louis
My Commission Expires May 2, 2003

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report
- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (Not Applicable)
- ☒ Notes to Consolidated Financial Statements
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
- ☐ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not Applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Not Applicable)
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Refer to Item g)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Applicable)
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report (Not Required)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GENERAL AMERICAN DISTRIBUTORS, INC.

## TABLE OF CONTENTS

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.us.deloitte.com


Deloitte
& Touche

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
General American Distributors, Inc.:

We have audited the accompanying statement of financial condition of General American Distributors, Inc. (the "Company") as of December 31, 2001, and the related statements of operations, stockholder's equity, and cash flows for the period from May 31, 2001 (date of incorporation) to December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the period from May 31, 2001 (date of incorporation) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2002

# GENERAL AMERICAN DISTRIBUTORS, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2001

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 321,619 |
| Receivable from affiliate | 156,735 |
| Other assets | 9,740 |
| TOTAL | $ 488,094 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Payable to affiliate | $ 177,393 |
| Income tax payable to Parent | 4,094 |
| Total liabilities | 181,487 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, no par value; 30,000 shares authorized, 25,000 shares issued and outstanding | 300,000 |
| Retained earnings | 6,607 |
| Total stockholder's equity | 306,607 |
| TOTAL | $ 488,094 |

See notes to financial statements.

# GENERAL AMERICAN DISTRIBUTORS, INC.

## STATEMENT OF OPERATIONS
## FOR THE PERIOD FROM MAY 31, 2001 (DATE OF INCORPORATION) TO DECEMBER 31, 2001

| | |
|---|---|
| REVENUES: | |
| Gross concession income | $8,796,368 |
| Distribution fees from affiliates | 376,666 |
| Less sales commissions | 8,796,368 |
| Less affiliated commissions | 376,666 |
| Net concession revenues | - |
| Other income | 58,333 |
| Total revenues | 58,333 |
| EXPENSES: | |
| Overhead charges from affiliates | 34,910 |
| Regulatory fees and licenses | 8,281 |
| Other operating expenses | 4,441 |
| Total expenses | 47,632 |
| Income before income tax expense | 10,701 |
| INCOME TAX EXPENSE | 4,094 |
| NET INCOME | $ 6,607 |

See notes to financial statements.

# GENERAL AMERICAN DISTRIBUTORS, INC.

## STATEMENT OF STOCKHOLDER'S EQUITY
## FOR THE PERIOD FROM MAY 31, 2001 (DATE OF INCORPORATION) TO DECEMBER 31, 2001

| | Common Stock | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|
| Issuance of 25,000 shares, no par common stock, May 31, 2001 | $ 300,000 | $ - | $ 300,000 |
| Net income | | 6,607 | 6,607 |
| BALANCE, DECEMBER 31, 2001 | $ 300,000 | $ 6,607 | $ 306,607 |

See notes to financial statements.

# GENERAL AMERICAN DISTRIBUTORS, INC.

## STATEMENT OF CASH FLOWS
## FOR THE PERIOD FROM MAY 31, 2001 (DATE OF INCORPORATION) TO DECEMBER 31, 2001

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 6,607 |
| Adjustments to reconcile net income to net cash provided by operating activities - | |
| Change in operating assets and liabilities: | |
| Receivable from affiliate | (156,735) |
| Other assets | (9,740) |
| Income tax payable | 4,094 |
| Payable to affiliate | 177,393 |
| Net cash provided by operating activities | 21,619 |
| CASH FLOWS FROM FINANCING ACTIVITIES - Issuance of common stock | 300,000 |
| INCREASE IN CASH AND CASH EQUIVALENTS | 321,619 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD | - |
| CASH AND CASH EQUIVALENTS, END OF PERIOD | $ 321,619 |

See notes to financial statements.

# GENERAL AMERICAN DISTRIBUTORS, INC.

## NOTES TO FINANCIAL STATEMENTS
## AS OF DECEMBER 31, 2001 AND FOR THE PERIOD FROM MAY 31, 2001 (DATE OF INCORPORATION) TO DECEMBER 31, 2001

### 1. DESCRIPTION OF COMPANY

General American Distributors, Inc. (the "Company") was incorporated on May 31, 2001. The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of GenAmerica Financial ("GenAmerica" or "Parent"). The ultimate parent is Metropolitan Life Insurance Company ("MetLife").

The Company is a wholesale broker dealer and facilitates the offerings of General American Life Insurance Company ("General American"), a wholly owned subsidiary of GenAmerica, variable insurance policy products to the marketplace by entering into agreements with other broker dealers for distribution.

The Company carries no customer accounts and all customer funds and securities in connection with their brokerage and investment advisory services are maintained by designated clearing brokers. Accordingly, the Company meets the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

The Company's operations and activities are highly dependent on its relationship with GenAmerica and other affiliates.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant principles are as follows:

***Cash and Cash Equivalents*** – Cash and cash equivalents consist of cash in banks and money market mutual funds.

***Revenue Recognition*** – Revenue consists primarily of concession revenue for the completion of security transactions. Concession revenue and the related concession expenses are recognized on the trade date.

***Income Taxes*** – The Company is a member of the consolidated federal income tax group established by MetLife for its wholly owned subsidiaries. As a result, the Company's income and deductions are included in the consolidated return and any computed taxes payable or receivable are due to or from the Parent. The Company participates in a Tax Sharing Agreement with its Parent. The Parent allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss using the statutory rate applicable to the consolidated group.

The Company applies the concepts of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which establishes deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 allows

recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be realized.

*Use of Estimates* – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

## 3. TRANSACTIONS WITH AFFILIATES

All personnel who perform services for the Company are the employees of General American. General American allocates expenses to the Company for regulatory fees and licenses and other operating expenses based on the actual costs incurred. General American also provides certain administrative and other services to the Company and allocates overhead charges based on agreed-upon amounts. Charges to the Company for such services for the period ended December 31, 2001 were as follows:

| | |
|---|---|
| Overhead charges from affiliates | $34,910 |
| Regulatory fees and licenses | 8,281 |
| Other operating expenses | 4,441 |
| | $47,632 |

The amounts charged by Parent are based on agreed-upon amounts that might differ from amounts that would be charged if such services were provided by third parties.

General American allocates gross concession income to the Company based on completed security transactions. Additionally, General American allocates a distribution fee to the Company based upon an agreed upon percentage. The fees totaled $8,796,368 and $376,666, respectively, for the period ended December 31, 2001. The Company then pays commissions to Walnut Street Securities, Inc., ("Walnut Street") a related subsidiary of General American, for transactions completed by Walnut Street registered representatives. To the extent that the Company's activities are with related entities, revenues are fully paid out in the form of commission expense.

GenAmerica also allocates service revenue to the Company based on agreed upon amounts, totaling $58,333 for the period ended December 31, 2001.

## 4. INCOME TAXES

Income tax expense for the period ended December 31, 2001 consists of the following:

| | |
|---|---|
| Current income tax expense: | |
| Federal | $3,558 |
| State | 536 |
| | $4,094 |

Income tax expense for the period ended December 31, 2001 differed from the amounts computed by applying the U.S. federal income tax rate of 35% to profit before income tax expense as a result of the following:

| | |
|---|---:|
| Computed expected tax expense | $ 3,745 |
| State tax - net of federal | 349 |
| | $ 4,094 |

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule of not more than 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company has net capital of $140,132, which was $117,447 in excess of its required net capital of $22,685. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately 1.3 to 1 at December 31, 2001.

* * * * * *

# GENERAL AMERICAN DISTRIBUTORS, INC.

## COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE PERIOD FROM MAY 31, 2001 (DATE OF INCORPORATION) TO DECEMBER 31, 2001

| | |
|---|---|
| Net capital: | |
| Stockholder's equity | $306,607 |
| Deductions - non-allowable assets | 166,475 |
| Net capital | $ 140,132 |
| Aggregate indebtedness - items included in the consolidated statements of financial condition: | |
| Payable to affiliate | $ 177,393 |
| Income tax payable | 4,094 |
| Total aggregate indebtedness | $ 181,487 |
| Computation of basic net capital requirement - minimum net capital required* (6 2/3% of aggregate indebtedness) | $ 22,685 |
| Excess net capital | $ 117,447 |
| Ratio - aggregate indebtedness to net capital* | 1.3 |

*In accordance with Rule 15c3-1, the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

### Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital required pursuant to Rule 15c3-1 and the corresponding computation prepared by General American Distributors, Inc., and included in the Company's unaudited Part II Focus report filing as of December 31, 2001.

See accompanying independent auditors' report.

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.us.deloitte.com


Deloitte
& Touche

## SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors and Stockholder
of General American Distributors, Inc.:

In planning and performing our audit of the financial statements of General American Distributors, Inc. (the "Company") as of December 31, 2001 and for the period from May 31, 2001 (date of incorporation) to December 31, 2001 (on which we issued our report dated February 22, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 22, 2002